

August 27, 2013

*BY EMAIL*

Daniel P. Preiner
Associate Counsel
Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098

      Re:     Variable Annuity Account
              Minnesota Life Insurance Company
              File. 333-189593; 811-04294

Dear Mr. Preiner:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 26, 2013. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **General Comments**

    Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

2. **Cover Page**

    Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. **Special Terms**

    a. Please confirm that all special terms have been defined in the text prior to first use or in the glossary of special terms. Confirm that all special terms appear consistently in upper case throughout the prospectus.

    b. Please consider including "Benefit Base," Enhancement Base," "Benefit Base Enhancement," and "Benefit Base Reset" as defined terms in the glossary of special terms and using them as defined terms throughout the prospectus.

4.  **Missing Data** (*e.g.*, pp. 52, 53)

    Please provide an updated pre-effective amendment including data missing from the registration statement, currently indicated by brackets.

5.  **Allocation of Contract Values** (p. 7)

    In this section, the registrant states "you may instruct us to transfer amounts held as annuity reserves among the Variable Annuity Sub-Accounts for a Variable Annuity, subject to some restrictions." Annuity reserves are not explained in the prospectus. Provide disclosure explaining annuity reserves including how value accrues in annuity reserves.

6.  **Description of the Contract – Credit Enhancement and Recapture** (p. 18)

    The penultimate paragraph of this section contains the following language:

    > The deferred sales charges may be higher and the deferred sales charge period may be longer than other products that do not offer a credit enhancement. Also, the mortality and expense risk charge may be higher than that charged under other products which, in some cases, offer comparable features, but which have no credit enhancement.

    The overly general and conditional nature of this language provides little guidance to potential purchasers. Please revise to definitively state whether such charges and surrender periods are higher and longer than products that do not offer a credit enhancement. Further, clarify the scope of comparison to other products, *i.e.*, does it refer to Minnesota Life products of other insurance companies?

7.  **Modification and Termination of the Contract** (p. 28)

    Please disclose how the right to cancel discussed in this section affects a contract with a living benefit rider.

8.  **Death Benefits – Optional Death Benefit Riders and Optional Living Benefit Riders** (pp. 41, 48)

    In the above-referenced pages concerning both the death benefit and optional living benefit riders, the registrant states that "[a]fter the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent." Please place in bold typeface or otherwise emphasize this limitation and explain what will happen if cumulative Purchase Payment in excess of $25,000 are submitted without prior consent after the first Contract Anniversary. Please provide additional disclosure explaining whether this $25,000 Purchase Payment limitation applies only to the benefit base.  Will a contract owner receive credit to Contract Value for amounts submitted in excess of this limitation that may not count towards benefit base?  Also, please emphasize and clarify similar disclosure occurring in the discussions of each MyPath Lifetime Income optional riders.

9. **Optional Living Benefits – MyPath Core Flex - Benefit Base Reset** (p. 53)

    The first paragraph of this page states, in part:

    > On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Core Flex exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge.

    Please clarify that the rider charge will not exceed the maximum charge in the fee table regardless of the charge applicable to new customers.  Please make any necessary conforming changes to the prospectus where similar language appears.

10. **Optional Living Benefits – MyPath Core Flex - Benefit Base Reset** (p. 53)

    The disclosure concerning the GAI recalculation is unclear.  Please revise the disclosure to conform to the more direct presentation of the calculation given on page 55.

11. **Optional Living Benefits –Purchase Payment Limits** (pp. 54, 63, 71, and 77)

    a. The registrant states that "we *may* limit subsequent Purchase Payments after the first Contract Year following the rider effective date to $25,000, without our prior consent." The conditional nature of this statement conflicts with the statement on page 48 that with regard to the optional living benefit riders subsequent Purchase Payments are in fact subject to this $25,000 cumulative total restriction.  Please reconcile.

12. **Optional Living Benefits – MyPath Core Flex – Required Minimum Distributions for Applicable Qualified Contracts** (p. 56)

    The term "GAI Amount" first appears on page 56.  The term, however, is not defined upon first use nor appears in the glossary of special terms.  Please add to the glossary or define on page 56.  Also, clarify the cross-reference in the first bullet on page 56 to the "GAI Amount section above."

13. **Optional Living Benefits – MyPath Ascend – The Benefit** (p. 60)

On page 60, the registrant differentiates this rider from the other MyPath Lifetime Income Optional riders by stating in part that "it does not have the opportunity for additional enhancement periods to begin." This phrasing is unclear. Please provide plain English disclosure clarifying that purchasers of this option are limited to only one 10-year enhancement period.

14. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

15. **Powers of Attorney**

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). The power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically describe or name the contract whose prospectus and/or SAI is being registered.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office